

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2020

Bosco Chiu
Chief Financial Officer
HERBALIFE NUTRITION LTD.
P.O. Box 309GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands KY1-1106

   Re: HERBALIFE NUTRITION LTD.
    Form 10-K for the Fiscal Year Ended December 31, 2019
    Filed February 18, 2020
    File No. 1-32381

Dear Mr. Chiu:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services

cc: Henry Wang, General Counsel